

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2012

<u>Via E-mail</u>
Steven Cakebread
Chief Financial Officer
Pandora Media, Inc.
2101 Webster Street
Suite 1650
Oakland, California 94612

Re: Pandora Media, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 19, 2012
File No. 1-35198

Dear Mr. Cakebread:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director